P.E. 10/31/01

1015650



02013879

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


FEB 07 2002
359

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a -16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2001

SK Telecom Co., Ltd.

99, Seorin-dong Jongro-gu,Seoul,110-110, Korea

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✔ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ✔

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - __________ .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom

DATE, October 26, 2001

By 

Name : Hyo-Sup Song
Title: Vice President



110-110. 서울특별시 종로구 서린동 99 번지
99, Seorin-dong, Jongro-gu,
Seoul 110-110, Korea

Report to the Korea Stock Exchange

Re : Notice on the Acquisition of Treasury Stock by way of Trust Contract

Board of Directors has approved the Acquisition of Treasury Stock by way of Trust Contract Details are as follows ;

1. Purpose : Increasing shareholders' value
2. Amount to be Repurchased : KRW 1.3 trillion
3. Funding Method : Internal Funding
4. Minimum Contract Period : 6months
5. Decision Date : 2001. 10. 26
6. Contract Date, Contract Period, Trust Company, etc.

Contract Date	Contract Period	Trust Company (Contract Amount)
2001.10.26	2001.10.26 ~ 2004.10.25	Shinhan Bank (350 billions won) Hana Bank (320 billions won)
2001.10.29	2001.10.29 ~ 2004.10.28	Chohung Bank (300 billions won) Korea Exchange Bank (330 billions won)